SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            Prison Realty Trust, Inc
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                   74264N10
                                 (CUSIP Number)

                                  David Dreman
                          Dreman Value Management, LLC
                          10 Exchange Place, Suite 2150
                       Jersey City, New Jersey 07302-3913
                                 (210) 793-2000

                                 with copies to:
                         Steven M. Felsenstein, Esquire
                      Stradley, Ronon, Stevens &Young, LLP
                            2600 One Commerce Square
                      Philadelphia, Pennsylvania 19103-7089
                                (215) 564-8074
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 5, 2000
             (Date of Event which Requires Filing of this Statement)

Cover Page 1               CUSIP NUMBER:    74264N10

1.       Name(s) of Reporting Person:          Dreman Value Management, L.L.C.
         IRS Identification number:            22-3499132

2.       Member of a Group:                  (a)  ____
                                             (b)  ____

3.       SEC Use Only:                           ________

4.       Source of Funds:                         WC

5.       Check if legal proceedings disclosed:   ____

6.       Citizenship:                            State of Delaware

7.       Sole Voting Power:                      12,581,140 shares

8.       Shared Voting Power:                    66,150 shares

9.       Sole Disposition Power:                 13,324,690 shares

10.      Shared Disposition Power:               None

11.      Aggregate Amount Beneficially owned:    13,324,690 shares

12.      Check if line 11 excludes shares:           ____

13.      Percent of class on line 11:            11.25%

14.      Type of Reporting Person:               IA

ITEM 1.  Security and Issuer

                  This statement (the "Statement") relates to the common stock (the "Shares") of Prison Realty Trust, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 10 Burton Hills Boulevard, Suite 100, Nashville, TN 37215.

ITEM 2.  Identity and Background

(a) This Statement is being filed by Dreman Value Management, L.L.C. (the "Reporting Person"). The Reporting Person is a Delaware limited liability company.

(b) The business address of the Reporting Person is 10 Exchange Place, Suite 2150, Jersey City, NJ 07302-3913.

(c)  N/A.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order, as specified in this item.

(f)  Delaware L.L.C.

ITEM 3.  Source and Amount of Funds or Other Consideration

        The amount of funds used in purchasing the Shares (including commissions thereon) was $159,863,118.43. The funds used to acquire the Shares represent available cash balances of the Reporting Person and its advisory client accounts.

ITEM 4.  Purpose of Transaction

                  The Reporting Person acquired Shares of the Issuer for investment in the ordinary course of its business. The Reporting Person has previously reported these investments on Form 13G. The Reporting Person now reserves the right to have discussions with the issuer or others concerning various operational and financial aspects of the Issuer's business and various ways in which the Issuer could maximize shareholder value, and regarding issuer-proposed corporate actions. The Reporting Person will monitor corporate actions to evaluate the fairness of any such actions to minority shareholders.

                  Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, such Reporting Person may purchase or cause clients to purchase additional Shares in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell, or cause clients to sell, all or a portion of the Shares that it now owns or hereafter may acquire in the open market or in private transactions.

                  Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

ITEM 5.  Interest in Securities of Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owns 13,324,690 Shares of the Issuer, constituting 11.25% of the class of securities identified pursuant to Item 1. This percentage is based on the belief that 118,381,951 Shares of the Issuer are outstanding, as of November 8, 1999, as set forth in the Issuer's most recent Proxy Statement for its Annual Meeting of Shareholders mailed on or about November 10, 1999.

(b) The Reporting Person has sole and shared voting and dispositive power with respect to 13,324,690 Shares of the Issuer.

(c) During the past 60 days, the person filing this Statement has engaged in the following transactions in Shares of the Issuer:



DATE                NUMBER OF SHARES         PRICE PER SHARE
                    PURCHASED (SOLD)

11/5/99             30,000                   9.9050
11/8/99                 20                   9.7500
11/8/99             43,000                   9.7466
11/9/99             35,000                   9.7443
11/10/99               500                   9.3425
11/10/99            75,000                   9.3077
11/10/99             4,700                   9.5925
11/11/99             4,500                   9.0769
11/11/99             4,100                   9.1303
11/11/99               600                   9.0769
11/11/99               500                   9.1303
11/11/99             1,100                   9.0769
11/11/99             1,000                   9.1303
11/11/99            20,500                   9.1303
11/11/99            19,400                   9.0769
11/11/99             5,600                   9.0769
11/11/99             5,400                   9.1303
11/11/99            11,400                   9.0769
11/11/99            10,900                   9.1303
11/11/99            57,400                   9.0769
11/11/99            52,600                   9.1303
11/12/99             5,000                   9.3048
11/12/99            76,100                   9.3048
11/15/99            50,000                   9.3016
11/15/99             5,100                   9.3805
11/15/99            37,000                   9.3016
11/16/99             6,700                   9.2516
11/16/99                50                   9.2500
11/16/99                30                   9.2500
11/16/99             1,700                   9.2800
11/16/99             3,800                   9.2516
11/16/99            85,800                   9.2516
11/16/99             2,200                   9.2516
11/17/99             4,800                   9.1750
11/17/99             4,100                   9.1750
11/17/99             1,600                   9.1750
11/17/99             4,500                   9.1750
11/17/99             2,100                   9.1750
11/17/99               300                   9.1750
11/17/99               900                   9.1750
11/17/99           100,000                   9.1325
11/18/99           244,000                   8.4073
11/18/99           128,400                   8.4073
11/18/99             2,600                   8.4073
11/19/99            98,000                   9.1633
11/19/99             2,000                   9.1633
11/22/99            75,500                  10.0841
11/23/99            10,500                   9.1847
11/23/99            58,300                   9.1847
11/23/99             1,200                   9.1847
11/24/99               200                   8.8028
11/29/99             5,450                   7.8125
11/29/99             1,000                   7.9675
11/30/99            18,000                   8.1433
11/30/99            53,300                   8.1041
11/30/99                40                   8.1875
11/30/99                40                   8.1250
11/30/99             2,100                   7.9576
11/30/99            14,000                   8.1433
12/01/99             6,000                   8.1368
12/01/99             6,000                   8.1368
12/02/99             4,300                   7.8314
12/02/99               850                   7.8125
12/02/99               200                   8.0300
12/03/99             7,800                   7.6997
12/03/99               600                   7.6998
12/03/99               500                   7.6997
12/03/99            13,600                   7.6997
12/03/99             1,100                   7.6997
12/03/99             1,000                   7.6997
12/07/99             4,800                   7.5110
12/07/99                90                   7.7500
12/07/99                90                   7.7500
12/10/99             3,800                   6.8185
12/13/99             7,600                   7.7475
12/13/99             5,600                   7.4686
12/14/99             2,300                   7.4485
12/14/99                90                   7.3126
12/14/99                90                   7.3126
12/15/99             3,600                   7.5322
12/15/99               150                   7.6867
12/15/99               270                   7.6037
12/15/99               900                   7.5000
12/21/99                50                   6.6250
12/21/99                50                   6.6250
12/23/99             2,100                   5.8929
12/27/99             2,300                   5.0549
12/27/99               600                   5.0549
12/27/99             2,400                   5.0549
12/27/99               600                   5.0549
12/27/99             2,600                   5.0549
12/27/99               600                   5.0549
12/28/99             1,000                   5.1550
12/29/99             2,100                   5.1373
12/30/99               350                   5.0925
01/03/00               470                   4.9373






Each of the above transactions was effected in the open market through the [National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ). The Reporting Person beneficially owns no Shares of the Issuer except as set forth herein.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the investment advisory agreements between the Reporting Person and its advisory clients, there are no contracts or arrangements regarding the authority of the Reporting Person in connection with the securities of the Issuer.


ITEM 7.  Materials to be filed.

None.




                                  SIGNATURES:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dreman Management Investment, L.L.C.

                                            By: /s/ Nelson Woodard
                                               Nelson Woodard, Managing Director